Exhibit 12.1

	For the Year Ended December 31,					Period from February 16, 2010 (Commencement of Operations) to December 31, 2010
	2014	2013	2012		2011
Earnings
Income (loss) from continuing operations	$10,718	$2,451	$(2,031)		$(5,807)	$(5,984)
Add:
Fixed charges	6,975	6,526	5,531		2,648	554
Capitalized Interest	(303)	(232)	—		—	—

Total Earnings	$17,390	$8,745	$3,500		$(3,159)	$(5,430)

Fixed Charges
Add:
Interest Expensed	$6,591	$6,214	$5,472		$2,612	$524
Capitalized Interest	303	232	—		—	—
Estimate of the Interest within rental expense	81	80	59		36	30

Total Fixed Charges	6,975	6,526	5,531		2,648	554
Preferred stock dividends	3,565	3,565	1,604		—	—

Combined Fixed Charges and Preferred Stock Dividends	$10,540	$10,091	$7,135		$2,648	$554

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.65	0.87	0.49	(1)	— (1)	— (1)

(1)	Fixed charges exceed earnings by $2.0 million, $5.8 million and $6.0 million for the years ended December 31, 2012 and 2011 and for the period from February 16, 2010 (Commencement of Operations) to December 31, 2010.